Filed by Corporate Capital Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Corporate Capital Trust, Inc.

Commission File No. 814-00827

The following are excerpts from a press release attached to Corporate Capital Trust Inc.’s current report on Form 8-K, filed on November 7, 2018.

“This year, we’ve continued to focus on serving the needs of our borrowers and sourcing attractive new investment opportunities, which in turn has allowed us to deliver a competitive and stable dividend while preserving capital for our stockholders,” said Todd Builione, President of CCT. “Additionally, we are pleased with the progress we’ve made since announcing the formation of the partnership between FS Investments and KKR. Completing the merger with FSIC, efficiently leveraging our lower cost revolving credit facility and maintaining a robust origination pipeline will position us well to deliver consistent long-term performance.”

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CCT expects to declare a fourth quarter dividend of at least $0.40 per share, subject to approval by the board of directors. Assuming the merger with FSIC closes in Q4 following satisfaction of all conditions, the final size of the dividend will also be designed to distribute any undistributed taxable income and net realized capital gains.